# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cheche Group Inc., CIK 0001965473
CUSIP: G20707108
Title of class of securities: Class A ordinary shares, $0.00001 par value per share
Address of issuer's principal executive offices: 8/F, Desheng Hopson Fortune Plaza, 13-1 Deshengmenwai Avenue, Xicheng Distr, Beijing, China (F4), 100088
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001823914

## Reporting persons
- Prime Impact Cayman, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The percentage reported in item 11 is based on 61,725,369 Class A Ordinary Shares issued and outstanding as of December 31, 2024, as reported in the Issuer's Form 20-F filed with the SEC on April 18, 2025.
- Michael Cordano: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,412,816; shared voting power 0; sole dispositive power 2,412,816; shared dispositive power 0; aggregate amount beneficially owned 2,412,816 (3.9% of the class)
  Comment: The percentage reported in item 11 is based on 61,725,369 Class A Ordinary Shares issued and outstanding as of December 31, 2024, as reported in the Issuer's Form 20-F filed with the SEC on April 18, 2025.
- Mark Long: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,398,268; shared voting power 0; sole dispositive power 2,398,268; shared dispositive power 0; aggregate amount beneficially owned 2,398,268 (3.9% of the class)
  Comment: The percentage reported in item 11 is based on 61,725,369 Class A Ordinary Shares issued and outstanding as of December 31, 2024, as reported in the Issuer's Form 20-F filed with the SEC on April 18, 2025.

## Item 1. Issuer
Name of issuer: Cheche Group Inc.
Address of issuer's principal executive offices: 8/F, Desheng Hopson Fortune Plaza, 13-1 Deshengmenwai Avenue, Xicheng District, Beijing 100088, China

## Item 2. Person Filing
Name of person filing:
(i) Prime Impact Cayman, LLC, a Cayman Islands limited liability company (the "Sponsor");

(ii) Michael Cordano, a managing member of Sponsor; and

(iii) Mark Long, a managing member of Sponsor.

Each of the foregoing is referred to as a "Reporting Person" and collectively, as the "Reporting Persons". The address of the principal business office of the Reporting Persons is 123 E. San Carlos Street, Unit 12, San Jose, CA 95112. The Reporting Persons are filing this Schedule 13G Amendment jointly, but no longer may be deemed to be members of a group, and each disclaims membership in a group.
Address of principal business office or, if none, residence: See above.
Citizenship: See above.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See items 5-11 of the cover page for each Reporting Person.
Percent of class: See items 5-11 of the cover page for each Reporting Person.
Sole power to vote or to direct the vote: See items 5-11 of the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See items 5-11 of the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See items 5-11 of the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See items 5-11 of the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: As of April 30, 2025, the Sponsor no longer holds any shares of Class A Ordinary Shares of the Issuer, and the Reporting Persons no longer may be deemed to be members of a "group", as defined in Rule 13d-5 of the Securities Exchange Act of 1934, as amended.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Prime Impact Cayman, LLC: /s/ Michael Cordano, Michael Cordano/Managing Member (08/06/2025)
- Prime Impact Cayman, LLC: /s/ Mark Long, Mark Long/Managing Member (08/06/2025)
- Michael Cordano: /s/ Michael Cordano, Michael Cordano (08/06/2025)
- Mark Long: /s/ Mark Long, Mark Long (08/06/2025)